03001986

BB 3/3

P 3/11

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
Estimated average burden hours per response......	12.00

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-15826

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/02 (MM/DD/YY) AND ENDING 12/31/02 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Manulife Financial Securities LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

200 Bloor Street East
(No. and Street)

Toronto (City) — Ontario, CANADA (State) — M4W 1E5 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Thomas G. Reive — 416-926-5305
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Ernst & Young LLP
(Name – *if individual, state last, first, middle name*)

Two Commerce Square, 2001 Market Street, Suite 4000, Philadelphia, PA 19103
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Thomas Reive, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Manulife Financial Securities LLC, as of December 31, 2002, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Thomas Reive, Financial Operations Principal

Title

Notary Public Alan John Tonner
My Commission is for life

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MANUFLIFE FINANCIAL SECURITIES LLC

TABLE OF CONTENTS

DECEMBER 31, 2002 AND 2001

ERNST & YOUNG

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

REPORT OF INDEPENDENT AUDITORS

To the Member of
Manulife Financial Securities LLC

We have audited the accompanying balance sheets of Manulife Financial Securities LLC at December 31, 2002 and 2001, and the related statements of operations, changes in member's and shareholder's equity and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, these financial statements referred to above present fairly, in all material respects, the financial position of Manulife Financial Securities LLC at December 31, 2002 and 2001 and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The accompanying supplementary schedules are presented for purposes of additional analysis and are not a required part of the basic financial statements, but are supplementary information required by Rule 17a-5 of the Securities Exchange Act of 1934. Such information has been subjected to the procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

January 24, 2003

Manulife Financial Securities LLC

BALANCE SHEETS

As at December 31

	2002 $	2001 $
ASSETS		
Cash	**1,837**	1,228,628
Debt securities	**15,920,789**	6,778,245
Receivables		
Concessions	**1,600,415**	1,133,244
Other	**13,432**	7,304
Due from related party	**91,902**	—
Other assets	**139,552**	133,140
Total assets	**17,767,927**	9,280,561
LIABILITIES AND MEMBER'S AND SHAREHOLDER'S EQUITY		
Liabilities		
Commissions payable	**287,322**	78,303
Accrued liabilities	**563,058**	31,227
Due to related party	**—**	76,680
Distributions payable to The Manufacturers Life Insurance Company (U.S.A.)	**8,871,326**	—
Income taxes payable	**—**	1,048,130
Total liabilities	**9,721,706**	1,234,340
Shareholder's equity		
Authorized		
100,000 non-cumulative preferred stock, with a par value of $100 each		
10,000 common stock		
Issued		
35,000 preferred stock	**—**	3,500,000
150 common stock	**—**	1,500
Capital in excess of par value	**—**	248,500
Retained earnings	**—**	4,296,221
Total shareholder's equity	**—**	8,046,221
Member's equity	**8,046,221**	—
Total liabilities and member's and shareholder's equity	**17,767,927**	9,280,561

See accompanying notes

Manulife Financial Securities LLC

STATEMENTS OF OPERATIONS

Years ended December 31

	2002 $	**2001** $
REVENUES		
Concessions	**317,853,255**	71,336,346
Dividends and interest	**415,224**	363,684
Other income	**371,228**	135,296
	318,639,707	71,835,326
EXPENSES		
Commissions	**281,749,487**	58,100,665
Registration and filing fees	**145,773**	68,380
General and administrative	**6,781,778**	9,310,603
	288,677,038	67,479,648
Income before income taxes	**29,962,669**	4,355,678
Provision for income taxes	**—**	1,642,137
Net income	**29,962,669**	2,713,541

See accompanying notes

STATEMENTS OF CHANGES IN MEMBER'S AND SHAREHOLDER'S EQUITY

Years ended December 31

	Member's equity $	Preferred stock $	Common stock $	Capital in excess of par value $	Retained earnings $	Total $
Balance at December 31, 2000	—	3,500,000	1,500	248,500	3,171,250	6,921,250
Net income for the year	—	—	—	—	2,713,541	2,713,541
Dividends declared	—	—	—	—	(1,588,570)	(1,588,570)
Balance at December 31, 2001	—	3,500,000	1,500	248,500	4,296,221	8,046,221
Transfer of shareholder's equity to member's equity to reflect merger of ManEquity, Inc. and Manulife Financial Securities LLC on January 1, 2002	8,046,221	(3,500,000)	(1,500)	(248,500)	(4,296,221)	—
Net income for the year	29,962,669	—	—	—	—	29,962,669
Distribution declared	(29,962,669)	—	—	—	—	(29,962,669)
Balance at December 31, 2002	**8,046,221**	**—**	**—**	**—**	**—**	**8,046,221**

See accompanying notes

Manulife Financial Securities LLC

STATEMENTS OF CASH FLOWS

Years ended December 31

	2002 $	2001 $
OPERATING ACTIVITIES		
Net income	**29,962,669**	2,713,541
Adjustments to reconcile net income to cash provided by operating activities		
Decrease (increase) in concessions receivables	**(467,171)**	5,367,090
Unrealized gain on investments	**(371,228)**	(130,925)
Amortization of premium on investment	**(3,333)**	(2,803)
Decrease (increase) in other receivables	**(6,128)**	6,659
Increase in due from related party	**(91,902)**	—
Increase in other assets	**(6,412)**	(12,488)
Increase (decrease) in commissions payable	**209,019**	(5,166,899)
Increase in accrued liabilities	**531,831**	7,562
Decrease in due to related party	**(76,680)**	(1,285,139)
Decrease in income taxes payable	**(1,048,130)**	(611,120)
Purchase of investments	**(9,610,584)**	(1,364,070)
Sale of investments	**842,601**	393,579
Cash provided by (used in) operating activities	**19,864,552**	(85,013)
FINANCING ACTIVITIES		
Distributions and dividends paid	**(21,091,343)**	(1,588,570)
Cash used in financing activities	**(21,091,343)**	(1,588,570)
Net decrease in cash during the year	**(1,226,791)**	(1,673,583)
Cash, beginning of year	**1,228,628**	2,902,211
Cash, end of year	**1,837**	1,228,628

See accompanying notes

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

1. ORGANIZATION AND BASIS OF PRESENTATION

Manulife Financial Securities LLC ["LLC"] was formed on August 1, 2001 as a single member limited liability corporation under the provisions of the Delaware Limited Liability Company Act. Under the provisions of this Act, the member's liability is limited to LLC's assets provided that the member returns to LLC any distributions received. LLC is a wholly-owned subsidiary of The Manufacturers Life Insurance Company (U.S.A.) ["ManUSA"], which is the only admitted member of LLC and is an indirect wholly-owned subsidiary of the Manulife Financial Corporation ["MFC"], a Canadian publicly traded life insurance company.

Pursuant to a statement of merger effective January 1, 2002 LLC amalgamated with ManEquity, Inc. ["ManEquity"] to continue the registered broker/dealer operations of ManEquity under the name and legal structure of LLC [the "Company"]. ManEquity was a registered broker/dealer and wholly-owned by Manulife Holding Corporation ["Manulife Holding"]. Manulife Holding was a wholly-owned subsidiary of The Manufacturers Life Insurance Company of America ["ManAmerica"], which was an indirect wholly-owned subsidiary of MFC.

Accordingly, the amalgamation of LLC and ManEquity represents the combination of businesses under common control and has been accounted for using "pooling-of-interest" accounting. The comparative 2001 financial statements represent those of ManEquity because LLC had nil financial statements for the five months ended December 31, 2002.

Commencing in 2002 the Company assumed the broker/dealer operations of Manufacturers Securities Services LLC ["MSS"], a wholly-owned indirect subsidiary of ManUSA. No consideration was paid by the Company and no assets or liabilities of MSS were transferred to the Company. Accordingly, the comparative 2001 balance sheet, statements of operations and cash flows of the Company do not include the broker/dealer operations of MSS. During 2002, MSS continued its advisory operations and was responsible for the wind-down of its assets and liabilities related to its broker/dealer operations that it discontinued effective December 31, 2001.

The financial statements have been prepared from the records maintained by the Company, which include allocations of certain expenses *[note 4]* and are not necessarily indicative of the financial conditions or results of operations that would have occurred if the Company had been operating as an unaffiliated corporation.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Debt securities

Debt securities consist of a U.S. Treasury note, a money market fund, a Federal Home Loan Mortgage Corporation bond and two Federal National Mortgage Association bonds. Such securities are classified as trading and are carried at fair value with changes in the fair value

reflected in income. For the years ended December 31, 2002 and 2001, approximately $371,228 and $130,925, respectively, of unrealized gain on the securities are included in other income.

The following table summarizes the estimated fair value, by contractual maturity, of the Company's investments in debt securities as at December 31, 2002:

	Estimated fair value $
Years to maturity	
One year or less	**9,610,584**
After one to five years	—
After five to ten years	**6,310,205**
After ten years	—
	15,920,789

Revenue and expense recognition

Securities transactions and related revenues and expenses are recorded on a settlement-date basis, which approximates recognition on a trade-date basis.

The Company's revenues in 2001 were derived principally from ManEquity's premium-based charges on the purchase and sale of variable life insurance products and the retail purchase and sale of variable annuity products that were issued by ManAmerica and Manulife North America. The Company's revenues also included asset-based charges for those assets held in the Fidelity Advisor Funds pertaining to the ManUSA 401(k) Plan products and for those assets held in the T. Rowe Price Funds pertaining to the ManUSA College Savings Plan products. Effective January 1, 2002, the operations of Manulife North America and ManAmerica were merged with and into ManUSA. On that same day the operations of ManAmerica were transferred to ManUSA.

The Company's revenues in 2002 include the above and additional revenues assumed from MSS which include premium-based charges on all purchases and sales of variable annuity products issued by ManUSA and all products issued by The Manufacturers Life Insurance Company New York, a wholly-owned subsidiary of ManUSA. As a result of changes to the fee structure of the Manufacturers Investment Trust ["MIT"], the Company also received asset-based charges for those assets held in MIT pertaining to variable annuity, variable life insurance, and ManUSA 401(k) Plan products.

Expenses are incurred from the sale of products for payment of commissions to third-party sales representatives.

Income taxes

In conformity with the Internal Revenue Code and applicable state and local tax statutes, any profits or losses generated by the Company are required to be reported in the tax returns of its only admitted member, ManUSA. Therefore, no income tax provision was established for the Company in 2002. However in 2001, ManEquity, Inc., the predecessor company, joined Manulife Holding in filing a consolidated federal income tax return. Income tax expense was allocated among the consolidated group in accordance with a tax-sharing agreement. ManEquity filed its own state income tax returns. Federal income tax-related amounts represented amounts payable to Manulife Holding in connection with the consolidated 2001 tax return.

Statement of cash flows

For purposes of reporting cash flows, the Company considers all highly liquid debt instruments, other than money market funds, with a maturity of three months or less at the date of purchase to be cash equivalents.

Use of estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from these estimates.

3. PREFERRED STOCK

ManEquity's preferred stock had preference over common stock upon liquidation of ManEquity, and dividends on the preferred stock were non-cumulative. The dividend declared and paid for the year ended 2001 was $1,588,570 or $45.39 per share.

4. RELATED PARTY TRANSACTIONS

ManUSA pays all administration costs and certain other expenses as mutually agreed upon and is reimbursed by the Company. Reimbursed amounts included in general and administrative expenses totalled $6,629,419 and $9,125,000 for the years ended December 31, 2002 and 2001, respectively. The Company has an amount due from ManUSA of $91,902 at December 31, 2002 and an amount due to ManUSA of $76,680 at December 31, 2001.

NOTES TO FINANCIAL STATEMENTS

December 31, 2002 and 2001

5. REGULATORY REQUIREMENTS

The Company is subject to the net capital rule of the Securities and Exchange Commission. This rule prohibits a broker/dealer from engaging in any securities transactions at a time when [a] its "net capital" is less than $25,000 or [b] its "aggregate indebtedness" exceeds 15 times its "net capital". Such terms are specifically defined in the rule. At December 31, 2002 and 2001, the Company's net capital and required net capital were $6,370,771 and $7,064,962, respectively. The Company's ratio of aggregate indebtedness to net capital was 1.53 to 1.00 at December 31, 2002.

6. COMMITMENTS AND CONTINGENCIES

The Company is a defendant in various lawsuits incidental to its securities business. Management of the Company believes that the resolution of these lawsuits will not result in any material adverse impact on the financial position of the Company.

Supplementary Schedules

COMPUTATION OF NET CAPITAL

1.	Total ownership equity from Statement of Financial Condition			8,046,221 [3480]
2.	Deduct ownership equity not allowable for Net Capital			[3490]
3.	Total ownership equity qualified for Net Capital			8,046,221 [3500]
4.	Add:			
	A. Liabilities subordinated to claims of general creditors allowable in computation of net capital			0 [3520]
	B. Other (deductions) or allowable credits (List)			
		[3525A]	[3525B]	
		[3525C]	[3525D]	
		[3525E]	[3525F]	0 [3525]
5.	Total capital and allowable subordinated liabilities			8,046,221 [3530]
6.	Deductions and/or charges:			
	A. Total nonallowable assets from Statement of Financial Condition (Notes B and C)		1,230,764 [3540]	
	B. Secured demand note deficiency		[3590]	
	C. Commodity futures contracts and spot commodities - proprietary capital charges		[3600]	
	D. Other deductions and/or charges		[3610]	-1,230,764 [3620]
7.	Other additions and/or credits (List)			
		[3630A]	[3630B]	
		[3630C]	[3630D]	
		[3630E]	[3630F]	0 [3630]
8.	Net capital before haircuts on securities positions			6,815,457 [3640]
9.	Haircuts on securities (computed, where applicable, pursuant to 15c3-1(f)):			
	A. Contractual securities commitments		[3660]	
	B. Subordinated securities borrowings		[3670]	
	C. Trading and investment securities:			
	1. Exempted securities		[3735]	
	2. Debt securities		444,686 [3733]	
	3. Options		[3730]	
	4. Other securities		[3734]	
	D. Undue Concentration		[3650]	
	E. Other (List)			

[3736A]	[3736B]	
[3736C]	[3736D]	
[3736E]	[3736F]	
	0 [3736]	-444,686 [3740]

10. Net Capital — 6,370,771 [3750]

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Part A

11.	Minimum net capital required (6-2/3% of line 19)	648,113 [3756]
12.	Minimum dollar net capital requirement of reporting broker or dealer and minimum net capital requirement of subsidiaries computed in accordance with Note(A)	25,000 [3758]
13.	Net capital requirement (greater of line 11 or 12)	648,113 [3760]
14.	Excess net capital (line 10 less 13)	5,722,658 [3770]
15.	Excess net capital at 1000% (line 10 less 10% of line 19)	5,398,600 [3780]

COMPUTATION OF AGGREGATE INDEBTEDNESS

16.	Total A.I. liabilities from Statement of Financial Condition		9,721,706 [3790]
17.	Add:		
	A. Drafts for immediate credit	[3800]	
	B. Market value of securities borrowed for which no equivalent value is paid or credited	[3810]	
	C. Other unrecorded amounts(List)		

[3820A]	[3820B]	
[3820C]	[3820D]	
[3820E]	[3820F]	
	0 [3820]	0 [3830]

19.	Total aggregate indebtedness	9,721,706 [3840]
20.	Percentage of aggregate indebtedness to net capital (line 19 / line 10)	% 153 [3850]

OTHER RATIOS

21.	Percentage of debt to debt-equity total computed in accordance with Rule 15c3-1(d)	% 0 [3860]

Manulife Financial Securities LLC

STATEMENT PURSUANT TO SEC RULE 17a-5(d)(4)
December 31, 2002

There were no material differences between the Computation of Net Capital under Rule 15c3-1 included in this audited report and the computations included in the Company's corresponding unaudited Part II of Form X-17A-5 filing as of December 31, 2002.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission	Schedule I
Computation for Determination of Reserve Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Information Relating to Possession or Control Requirements Under Rule 15c3-3 of the Securities and Exchange Commission[1]	N/A
Schedule of Segregation Requirements and Funds in Segregation for Customers' Regulated Commodity Futures and Options Accounts[1]	N/A

[1]The Company meets the exemptive provisions of SEC Rule 15c3-3(k)(2)(ii) and therefore is not required to file these schedules.

Supplementary Report

Ernst & Young

Ernst & Young LLP
Two Commerce Square
Suite 4000
2001 Market Street
Philadelphia
Pennsylvania 19103-7096

Phone: (215) 448-5000
Fax: (215) 448-4069
www.ey.com

REPORT OF INDEPENDENT AUDITORS ON INTERNAL CONTROL

To the Member of
Manulife Financial Securities LLC

In planning and performing our audit of the financial statements of Manulife Financial Securities LLC [the "Company"] for the years ended December 31, 2002 and 2001, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission ["SEC"], we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the criteria stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons.

2. Recordation of differences required by Rule 17a-13.

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has

Ernst & Young

responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles in the United States. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of their design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2002 to meet the SEC's criteria.

This report is intended solely for the information and use of the member, management, the SEC, the National Association of Securities Dealers, Inc., and other regulatory agencies that rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

January 24, 2003